





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Velox Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 E. Katella Ave., Suite 725
(No. and Street)

Anaheim	CA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd., Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Velox Clearing LLC _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified in New York County
My Commission Expires 11-14-2023

_____
Notary Public

_____
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Velox Clearing LLC

Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

For the year ended December 31, 2020

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly-owned subsidiary of Velox Holdings Inc., as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
Woodland Hills, California

We have served as the Company's auditor since 2018.
April 26, 2021

Velox Clearing LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	5,137,832
Cash segregated under federal regulations		15,495,622
Restricted cash		400,000
Receivable from customers and correspondents		1,780,684
Receivable from broker-dealers		477,689
Receivable from clearing organizations		10,667,374
Receivable from affiliates		227,264
Right-of-use lease asset		949,421
Property and equipment, net		560,590
Other assets		114,659
TOTAL ASSETS	$	35,811,135

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	811,642
Payable to customers and correspondents		17,643,329
Payable to broker-dealers		195,598
Payable to clearing organization		63,665
Note payable - Paycheck Protection Program		495,700
Payable to affiliates		2,716,180
Operating lease liability		1,348,748
TOTAL LIABILITIES		23,274,862

MEMBER'S EQUITY

Member's contributions	23,483,200
Accumulated deficit	(10,946,927)
TOTAL MEMBER'S EQUITY	12,536,273

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,811,135

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
Statement of Operations
For the Year ended December 31, 2020

REVENUE		
Interest income	$	320,160
Clearing and execution revenue		921,944
Other income		271,269
TOTAL REVENUE		1,513,373
EXPENSES		
Compensation and benefits		2,702,504
Brokerage, clearing, and execution fees		1,229,468
Communication and data		156,314
Interest expense		36,933
Professional expense		221,702
Regulatory expenses and fees		117,713
Occupancy and equipment		262,173
Other expenses		209,546
TOTAL EXPENSES		4,936,353
NET LOSS	$	(3,422,980)

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
Statement of Changes in Member's Equity
For the Year ended December 31, 2020

Balance, January 1, 2020	$	9,659,253
Member's contributions		6,300,000
Net loss		(3,422,980)
Balance, December 31, 2020	$	12,536,273

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating activities		
Net Loss	$	(3,422,980)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		214,904
Changes in operating assets and liabilities		
Accounts receivable from customers and correspondents		1,007,405
Accounts receivable from broker dealers		(449,492)
Accounts receivable from clearing corporations		(8,557,374)
Accounts receivable from affiliates		(131,838)
Right-of-use lease asset		678,393
Other assets		(8,544)
Accounts payable		450,207
Payable to customers and correspondents		14,500,584
Payable to broker dealers		193,868
Payable to clearing organizations		49,426
Payable to affiliates		1,364
Operating lease liability		(398,414)
Net cash provided by operating activities		4,127,509
Cash Flows from Investing activities		
Purchases of property and equipment		(418,895)
Net cash used in investing activities		(418,895)
Cash Flows from Financing activities		
Net borrowing on line of credit		2,700,000
Proceeds from note payable – Paycheck Protection Program		495,700
Member's contributions		6,300,000
Net cash provided by financing activities		9,495,700
Net change in cash		13,204,314
Cash and restricted cash, beginning of year		7,829,140
Cash and restricted cash, end of year	$	21,033,454
Disclosure of cash paid for:		
Interest	$	35,568
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Reconciliation of cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported on the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

Cash	$	5,137,832
Cash segregated under federal regulations		15,495,622
Restricted cash		400,000
Total cash and restricted cash shown in the statement of cash flow	$	21,033,454

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017 in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), and the New York Stock Exchange ("NYSE").

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Restricted cash

Restricted cash represents cash held for the Company's letter of credit on its office lease agreement. (See Note 3)

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Velox Clearing LLC

Notes to Financial Statements
December 31, 2020

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists. Three customers accounted for an aggregate of 72% of the company's total revenue for the year ended December 31, 2020.

Receivables from and payables to broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Receivable from and payable to customers

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivable from and payable to correspondents

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as interest receivables, prepaid expenses, and a security lease deposit.

Velox Clearing LLC

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers, guidance on accounting for certain contract costs and additional disclosure requirements about revenue and contract costs. The standard provides a single revenue model to be applied for reporting companies under U.S. GAAP and supersedes most existing revenue recognition guidance. The Company onboarded the first customer in May 2019 and adopted the guidance on that date. Clearing and execution revenue is recognized on a settlement date basis, which is when the Company's performance obligations in generating the revenues have been substantially completed.

The Company's customers are billed according to fee schedules that are agreed upon in each customer contract. Receivables from customers were $21,252 at December 31, 2020 and are included as a component of receivable from customers and correspondents on the accompanying statement of financial condition.

Leases

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, right-of-use ("ROU") assets represent the Company's right to use the underlying asset for the term of the lease, and the operating lease liability represents an obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date of the underlying lease arrangement to determine the present value of lease payments. The ROU asset is determined based on the lease liability initially established and reduced for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company's lease agreements generally do not contain any material variable lease payments, residual value guarantees or restrictive covenants.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed for the carry-forward of the Company's historical lease classification and assessment on whether a contract is or contains a lease. The Company elected to not apply the new standard's recognition requirements to leases with an initial term of 12 months or less and instead elected to recognize lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Velox Clearing LLC

Leases (continued)

Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while expense for financing leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition. The Company accounts for lease components and non-lease components as a single lease component.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Note 3: Letter of Credit

At December 31, 2020, the Company had a letter of credit in the favor of its office landlord. The letter of credit is in the amount of $400,000 and expires at the end of the related lease term in July 2024.

Note 4. Property and Equipment, Net

Property and equipment consist of the following at December 31, 2020:

Computer equipment	$ 54,139
Furniture and fixtures	101,677
Office equipment	7,354
Leasehold improvements	668,480
	831,650
Less accumulated depreciation and amortization	(271,060)
	$ 560,590

Total depreciation and amortization for the year ended December 31, 2020 was $214,904 of which $20,570 was charged back to other affiliates of the Company through an expense sharing agreement (see Note 7).

Note 5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirementunder the alternative method provided for in Rule 15c3-1. Under the alternative method, the Companyshall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2020, the Company's net capital was $11,102,113, which exceeded the minimum net capital requirement of $1,500,000 by $9,602,113.

Note 6: Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading orsettling penny stocks, as defined by the Securities and Exchange Commission.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 7. Related Party Transactions

The Company entered into a technology service agreement with an affiliate Velox Technologies in March 2020. The agreement was subsequently amended in October 2020. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. At December 31, 2020, amounts due to Velox Technologies totaled $2,900.

Note 7. Related Party Transactions (continued)

In 2019 the Company entered into expense sharing agreements with two affiliates of the Parent, Velox Technologies and Zinvest Financial Service LLC. Both affiliates are sharing the office space and certain office equipment with the Company. At December 31, 2020, the Company was due $195,527 from Zinvest Financial Service LLC.

On September 31, 2020, the Company entered into a line of credit agreement with the Parent for $8,000,000. The Loan has a maturity date of December 31, 2021 and bears an interest rate of Federal Funds plus two percent. As of December 31, 2020, the Company had $2,700,000 of borrowings outstanding under this facility which is included in payables to affiliates in the accompanying statement of financial condition.

Note 8. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2020.

Note 9. Commitments and Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. In the normal course of business, the Company is subject to certain pending and threatened legal actions. Management believes that the Company has no pending litigation as of December 31, 2020 that was not sufficiently accrued for.

Guarantee

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2020, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

Commitments

The Company entered into a 4-year service agreement with FIS Phase 3 ("Phase 3"). The service agreement is effective January 2019 through December 2022. The agreement calls for the Company to pay a minimum fee of $1,828,750 for the remaining term of the contract, plus professional services, pricing charges, and volume-based fees.

Note 10. Leases

The Company leases office space in Anaheim, California under a non-cancelable operating lease, which expires on August 31, 2024. Amounts reported in the statement of financial condition as of December 31, 2020 related to the operating lease include a right-of-use lease asset of $949,421 and a lease liability of $1,348,748. Lease costs for the year-ended December 31, 2020 was $228,923, which includes $67,839 of rent expense and $161,084 of leasehold improvement depreciation. The Company's future minimum annual lease payments are as follows:

Year Ending December 31:		
2021	$	371,755
2022		383,256
2023		395,024
2024		270,214
		1,420,249
Less: present value discount		(71,501)
Operating lease liability	$	1,348,748

Note 11. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred through April 26, 2021, the date the financial statements were available to be issued and determined that there are no material events that would require disclosure in the Company's financial statements.

Note 12. Note Payable – Paycheck Protection Program

In April 2020, the Company received loan proceeds in the amount of $495,700 from a promissory note issued by BMO Harris Bank National Association, under the Paycheck Protection Program ("PPP"). Established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the PPP provides for loans to qualifying businesses in amounts up to 2.5 times the business's average monthly payroll expenses. PPP loans and accrued interest are forgivable after a "Covered Period" (8 or 24 weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries during the covered period. Payments on any unforgiven principal and unpaid accrued interest owed under this note will be due after the payment deferral period. The amount of such payments will be calculated by amortizing over the period starting the day after the payment deferral period and ending on the note's maturity. If the Company submits a loan forgiveness application in accordance with the PPP Rules within 10 months after the end of the covered period, payments under this note are deferred until the date on which the Small Business Administration remits the loan forgiveness amount on the loan to lender or notifies lender that no loan forgiveness is allowed. If the Company does not submit a loan forgiveness application in accordance with the PPP Rules within 10 months after the end of the covered period, then payments under this note are deferred until the end of the 10 months following the covered period.

Note 13. Risks and Uncertainties - COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of businesses and shelter in place orders. In response, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which includes significant provisions to provide relief and assistance to affected organizations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings and shelter in place orders and the ultimate impact of the CARES Act and other governmental initiatives. If financial markets and the overall economy are impacted for an extended period, the Company's results may be materially affected.

<u>SUPPLEMENTARY INFORMATION</u>

Velox Clearing LLC
SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange ACT of 1934
As of December 31, 2020

Net Capital:

Total Member's Equity	$	12,536,273
Deductions and/or Charges		
Non-allowable assets		
Receivable from customers and correspondents		9,918
Receivable from broker-dealers		19,944
Receivable from affiliates		227,264
Property and equipment, net		560,590
Other		502,352
Total non-allowable assets		1,320,068
Additional charges for customers and non-customers security accounts		2
Aged fails-to-deliver		113,879
Other deductions		211
Total deductions and/or charges		1,434,160
Net Capital before haircuts on securities positions		11,102,113
Haircuts on securities		-
Net Capital	$	11,102,113
Net Capital Requirement: Greater of 2% of aggregate debit items as shown in Computation		
for Determination of Reserve Requirements on Schedule II of $1,500,000	$	1,500,000
Excess Net Capital	$	9,602,113
Percentage of Net Capital to Aggregate Debits		1972.88%
Net Capital in excess of 120% of minimum Net Capital requirement	$	9,302,113

Note: The above computation does not differ from the computation for determination of Net Capital prepared by the Company as of December 31, 2020, and filed with FINRA on January 26, 2021 on Form X-17a-5.

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
SCHEDULE II
Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	13,063,652
Customers' securities failed to receive		230,930
Market value of short securities and credits in all suspense accounts		
over 30 calendar days		2,514
Total Credit Items		**13,297,096**

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured		
accounts and accounts doubtful of collection		376,819
Securities borrowed to effectuate short sales by customers and securities		
borrowed to make delivery on customers' securities not older than		
30 calendar days		72,039
Failed to deliver of customers' securities not older than 30 calendar days		113,879
Aggregate debit items		562,737
Less 3% charge		16,882
Total Debit Items		**545,855**

Excess of total credits over total debits	$	**12,751,241**
Amount held on deposit in customer Reserve Bank Accounts	$	11,184,667
Amount of deposit on January 4, 2021		1,800,000
New amount in Reserve Bank Accounts after deposit	$	**12,984,667**

Note: The above computation does not differ from the computation for determination of Customer Reserve requirements prepared by the Company as of December 31, 2020, and filed with FINRA on January 26, 2021 on Form X-17a-5.

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
SCHEDULE III
Formula for Determination of PAB Account Reserve Requirements of Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

Credit Balances

Free credit balances and other credit balances in customers' security account	$	4,743,968
PAB securities failed to receive		3
Total Credit Items		4,743,971

Debit Balances

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		1,372,693
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		90,807
Total Debit Items		1,463,500

Excess of total PAB credits over total PAB debits	$	3,280,471

Amount held on deposit in PAB Reserve Bank Accounts	$	4,310,956
Amount of withdrawal on January 2, 2020		(900,000)
New amount in Reserve Bank Accounts after deposit	$	3,410,956

Note: The above computation does not differ from the computation for determination of PAB Reserve requirements prepared by the Company as of December 31, 2020, and filed with FINRA on January 26, 2021 on Form X-17a-5.

The accompanying notes are an integral part of these financial statements.

Velox Clearing LLC
SCHEDULE IV
Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

	Market Value	No. of Items
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2020 (for which instructions to reduce to possession or control had been issued as of December 31, 2020) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2020, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -	-

The accompanying notes are an integral part of these financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

We have examined Velox Clearing LLC's statements, included in the accompanying Compliance Report, that (1) Velox Clearing LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (2) Velox Clearing LLC's internal control over compliance was effective as of December 31, 2020; (3) Velox Clearing LLC was in compliance with 17 C.F.R.§§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (4) the information used to state that Velox Clearing LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Velox Clearing LLC's books and records. Velox Clearing LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Velox Clearing LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, 17 C.F.R. § 240.17a-5, or Rule 2231 of FINRA that requires account statements to be sent to the customers of Velox Clearing LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Velox Clearing LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Velox Clearing LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; Velox Clearing LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from Velox Clearing LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Velox Clearing LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Velox Clearing LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Velox Clearing LLC's statements referred to above are fairly stated, in all material respects.

Armanino LLP

Armanino^{LLP}
Woodland Hills, California

April 26, 2021



An independent firm
associated with Moore
Global Network Limited



2400 E Katella Ave., Suite 725
Anaheim, CA 92806

Velox Clearing LLC's Compliance Report

Velox Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

_____

Velox Clearing LLC

I, <u>BingShan Song</u>, swear (or affirm) that, to my best knowledge and belief, this compliance report is true and correct.

_____

By: BingShan Song

Title: CEO

April 26, 2021



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>
<u>ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE</u>
<u>OF ASSESSMENT AND PAYMENTS (Form SIPC-7)</u>

To the Member of
Velox Clearing LLC
Anaheim, California

We have performed the procedures included in Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Velox Clearing LLC and the SIPC, solely to assist you and SIPC in evaluating Velox Clearing LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Velox Clearing LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Velox Clearing LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



An independent firm
associated with Moore
Global Network Limited

This report is intended solely for the information and use of Velox Clearing LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino^{LLP}
Woodland Hills, California

April 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Velox Clearing LLC

2400 East Katella Ave Suite 725
Anaheim, CA 92806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Zak (949)352-4694

2. A.	General Assessment (item 2e from page 2)	$ 2,174.44
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/27/2020 Date Paid	(726.64)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,447.80
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,447.80

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1447.80

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stephen Zak
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2020 and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,513,375

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　　　Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   18,304

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   6,246

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

　　　　(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 36,933

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 39,200

　　　　Enter the greater of line (i) or (ii)   39,200

　　　　Total deductions   63,749

2d. SIPC Net Operating Revenues $ 1,449,626

2e. General Assessment @ .0015 $ 2,174.44

(to page 1, line 2.A.)

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